One Financial Center
Boston, MA 02111
617-542-6000
MINTZ LEVIN	627-542-2241 fax
Daniel H. Follansbee -- 617 348 4474 -- dhfollansbee@mintz.com	www.mintz.com

                      December 5, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Re:
Interleukin Genetics, Inc.
Registration Statement on Form S-3
File Number 333-138862

Ladies and Gentlemen:

        On behalf of Interleukin Genetics, Inc. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 1 (the "Amendment") to the Company's Registration Statement on Form S-3, as initially filed with the Commission on November 21, 2006 (the "Registration Statement"). We are delivering clean and marked courtesy copies of the Amendment to each of Jeffrey P. Riedler and Song P. Brandon of the Commission.

        Set forth below are the Company's responses to the Commission's comments given by letter dated November 28, 2006 from Jeffrey P. Riedler of the Staff (the "Staff") of the Commission to Timothy J. Richerson, the Company's chief executive officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff's letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.

        On behalf of the Company, we advise you as follows:

  1.
  We will be monitoring your registration statement for resolution of your pending confidential treatment requests. All comments will need to be fully resolved before we take final action on the registration statement.

    Response:    We acknowledge that the Staff will need to resolve the Company's pending confidential treatment requests. We hereby request that the Staff review and resolve such pending confidential treatment requests.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston -- Washington -- Reston -- New York -- Stamford -- Los Angeles -- London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
December 5, 2006

  2.
  It is unclear whether you are eligible to use the Form S-3 as it is uncertain if you meet the $75 million public float requirement set forth in Instruction I.(B)(1) of Form S-3, which provides that the Form S-3 is only available if the aggregate market value of the voting and non-voting common equity held by your non-affiliates is $75 million or more. Please explain to us why you are eligible to use the Form S-3 or amend your registration statement on an appropriate form.

    Response:    As of October 31, 2006, there were 27,329,006 shares of our common stock outstanding, of which 6,990,732 shares were held by affiliates of the Company. Based on the last reported sales price on the American Stock Exchange on October 31, 2006 of $6.55 per share, the public float was approximately $133.2 million as of such date.

  3.
  Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

    Response:    We have revised the signature page accordingly.

  4.
  We note that your registration statement is registering subscription rights to purchase the company's common stock as well as registering the underlying common stock. Please note that Item 601(b)(5) of Regulation S-K requires a legality opinion for the registration of rights as well as the underlying common stock. Please have your counsel revise their legal opinion accordingly.

    Response:    The legal opinion has been revised accordingly.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission
December 5, 2006

        We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding the foregoing, kindly contact the undersigned at (617) 348-4474. Thank you for your time and attention.

                      Very truly yours,

                      /s/ Daniel H. Follansbee

                      Daniel H. Follansbee

cc:
Securities and Exchange Commission
        Jeffrey P. Riedler

Interleukin Genetics, Inc.
        Timothy J. Richerson, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        Stanford N. Goldman, Jr., Esq.